September 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D. C.  20549

Attention:	Terence O’Brien, Branch Chief
Al Pavot, Staff Accountant

Regarding:	EASTMAN KODAK COMPANY
Form 10-K filed March 16, 2021
Form 10-Q filed August 10, 2021
File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter addressed to Roger Byrd, General Counsel of Eastman Kodak Company dated September 1, 2021.

If you have any questions, please do not hesitate to call me at (585) 726-3576 or David E. Bullwinkle, Chief Financial Officer, at (585) 726-3471.

Sincerely,

Eastman Kodak Company

/s/ Richard T. Michaels

Richard T. Michaels

Chief Accounting Officer and

Corporate Controller

In connection with its response to the staff’s comments, Eastman Kodak Company (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Form 10-Q filed August 10, 2021

Liquidity and Capital Resources, page 42

1.

The disclosure on page 11 indicates that your $225 million term loan has no financial maintenance covenants. Given the materiality of this item to your liquidity, please disclose whether the loan includes any subjective acceleration clauses or cross-default                 provisions.

Response:  The Term Loan Credit Agreement does not include any subjective acceleration clauses but does contain customary event of default provisions, including a cross-default provision that would give rise to an event of default if there is a default under or acceleration of “Material Indebtedness”, which includes obligations having a principal amount of at least $25 million and obligations under the Asset Based Loan Facility or Letter of Credit Facility.

The Company will include event of default disclosure in future filings beginning with the third quarter 2021 Form 10-Q.

Form 10-K filed March 16, 2021

Pension and Other Postretirement Benefits, page 31

2.

You disclose several material assumptions and state that “significant differences” in actual experience would impact your pension costs and obligations. Given the materiality of your pension income, assets and liabilities to your financial statements, please disclose whether these past estimates and assumptions have materially differed from actual results. See Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

Response:  The most critical assumptions that have a significant effect on the Company’s consolidated financial position and results of operations are the expected long-term rate of return on plan assets (“EROA”) and discount rates for the Company’s U.S. Plans.

The actual rate of return on the U.S. Plans for 2020 and 2019 was 15.43% and 15.74%, respectively, which were higher than the expected rate of returns of 6.00% and 6.50%, respectively, driven by strong stock and bond market performance.  The expected average rate of return on plan assets is a long-term, forward looking assumption and will likely differ from the actual return in any specific year.

As discount rates reflects the market rate on December 31 (measurement date), the rates can be volatile from year to year.  The decrease in the discount rates for the U.S. Plans from December 31, 2019 (2.97%) to December 31, 2020 (2.09%) resulted in an increase in the projected benefit obligation of approximately $260 million at December 31, 2020.

Disclosure similar to the preceding paragraphs will be included in future Form 10-K filings.

3.

The disclosure on page 88 indicates that $3.3 billion of your $3.7 billion in Major U.S. Pension Plan Assets are measured at net asset value. Consequently, it is unclear whether these assets have a readily determinable fair value. Please expand your disclosure to enable a better understanding of the nature and risks of these investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value per share. In this regard, certain of the disclosures outlined in ASU 820-10-50-6A would appear to be relevant.

Response:  Investments valued based on the net asset value (NAV) are derived by the investment managers, as a practical expedient, and are described further below.

Absolute Return, Equity Securities Derivative Linked and Government Bonds Derivative Linked Investments: These investments substantially consist of a diversified portfolio of hedge funds that use equity, debt, commodity, and currency strategies as currently disclosed in the 2020 Form 10-K.  The NAV valuations for these hedge funds are based on the underlying investments.  These funds typically allow redemptions on a monthly, quarterly or annual basis with notice periods ranging from 5 to 180 days. They also include some closed-end funds with a 5-10 year expected life.  In the case of these closed-end funds, the fund’s investors do not have an option to redeem their interest in the fund.  The investors in these funds receive distributions through the liquidation of the underlying investments in the funds.  As of December 31, 2020, and 2019, unfunded commitments were approximately $2 million and $29 million, respectively.  A portion of the equity and U.S. government bond derivative linked investments is also invested in short-term investment funds.

Private Equity: Private equity investments are primarily comprised of direct limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyouts and special situations.  Private equity investments are valued primarily based on independent appraisals, discounted cash flow models, cost, and comparable market transactions. The term of each fund is typically 10 or more years and the fund’s investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund.  As of December 31, 2020, and 2019, unfunded commitments were approximately $259 million and $302 million, respectively.

The remaining investments valued at NAV, including the nature and risks as well as the determination of fair value, are similar to that described currently in the Company’s 2020 Form 10-K for assets not utilizing the NAV expedient. Except for real estate investments, where the term of each fund is typically 10 or more years and the fund’s investors do not have an option to redeem their interest in the fund but receive distributions through the liquidation of the underlying investments, there are no long-term redemption restrictions.  As of December 31, 2020, and 2019, there were no material unfunded commitments for these investments.

The unfunded commitments, if and when they are called over the term of each investment, are expected to be funded by the available liquidity in the U.S. Plan consistent with historical experience.

As of December 31, 2020, and 2019, there were no investments agreed to be sold at an amount materially different from NAV.

Disclosure similar to the preceding paragraphs will be included in future Form 10-K filings.

4.

Based on the disclosure on page 91, it appears that 33% of your December 31, 2020 major U.S. pension plan investments is comprised of derivative instruments. Consequently, it is not clear whether your loss exposure on these derivatives could materially exceed the carrying value of the investments. Please provide a disclosure that clarifies this issue and identifies all known factors that could precipitate material losses in your derivatives portfolio such as increases in interest rates, decreases in company-specific or sector- specific equity prices, etc. See Section 501.02 of the Financial Reporting Codification.

Response:  The Company’s major U.S. pension plan uses derivatives to gain exposure to equity markets, hedge liability interest rate exposure, and hedge non-USD currency exposure.  As of December 31, 2020, and 2019, the notional amount of these derivative instruments approximated $1.6 billion and $1.7 billion, respectively.  All derivative exposure is via exchange-traded futures contracts.  Equity derivative exposure is to US and non-US major equity indices.  Government bond exposure is via US government bond futures.  Currency exposure is via British Pound vs USD and Euro vs USD futures contracts.  Potential loss factors include a decline in the value of US and non-US equity markets, an increase in US government bond interest rates, and an increase in the value of the British Pound and/or Euro in USD terms.

Disclosure similar to the preceding paragraph will be included in future Form 10-K filings.

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